Exhibit 99.1

Navigator Holdings Ltd. Announces Change to Chief Financial Officer

11 May, 2023 – Navigator Holdings Ltd. (“Navigator” and the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces today that Mr. Niall Nolan will step down as Navigator’s Chief Financial Officer (“CFO”), effective June 30, 2023.

Mr. Gary Chapman has been appointed as successor to Mr. Nolan, and is anticipated to join the Company latest October, 2023. Mads Peter Zacho, Navigator’s Chief Executive Officer, will take on the responsibilities on an interim basis with support from Navigator’s finance team, until Mr. Chapman joins the Company.

Mr. Nolan was appointed as Navigator’s CFO in August 2006. During his tenure, Mr. Nolan was closely involved in the growth of the fleet to its current 56 vessels, as well as the Company’s 50% ownership of the ethylene export marine terminal joint venture and its Greater Bay Gas joint venture.

Mr. Chapman joins the Company from KNOT Offshore Partners LP, where he has served as both CEO and CFO since June 2019. Prior to that, Mr. Chapman was Chief Financial Officer of Biggin Hill Airport Ltd., a private business aviation airport in London, served as Finance Director of NYK’s energy transport business in the EMEA region from 2008 to 2017, and as European Head of Tax for the NYK Group in Europe from 2003. Mr. Chapman has also performed various audit and tax roles for KPMG, including as a member of the Oil and Gas group.

Mr. Chapman is a fellow of the Institute of Chartered Accountants in England and Wales, holds a degree in Economics from Loughborough University, and is a board member and trustee of The Mission to Seafarers charity.

Dag von Appen, Navigator’s Non-Executive Chairman, commented:

“On behalf of the Board, I would like to thank Niall for his long service, dedication and contribution to the Company. We wish him all the best for his future endeavours.

“I am delighted to welcome Gary to Navigator. Gary brings a wealth of highly relevant sector and financial experience, along with broader commercial skills which will be invaluable to Navigator as we look to grow the business over the coming years.”

Mr. Nolan, Navigator’s outgoing CFO, said:

“It has been an honour and a privilege to have worked as Chief Financial Officer with so many talented people over the past two decades, in building the Company from the initial five vessels to what it is today. I wish my successor and the Company the very best of luck with the next phase of its development.”

Gary Chapman, incoming CFO, added:

“I am delighted to be joining Navigator. It is a business that I’ve followed closely, and I look forward to working with the Board and the leadership team to build on the successes already achieved under Niall’s tenure.”

About Navigator Gas

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet now consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com
and randy.giveans@navigatorgas.com
Address:	333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002
Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements concerning the anticipated start date for Mr. Chapman. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.